Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

June 17, 2022

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo

Nicholas Panos

Austin Pattan

Re:	Twitter, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 16, 2022

File No. 001-36164

Ladies and Gentlemen:

On behalf of our client, Twitter, Inc. (“Twitter” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 10, 2022, concerning Twitter’s preliminary proxy statement on Schedule 14A filed with the Commission on May 16, 2022 (the “Preliminary Proxy Statement”).

In connection with the submission of this letter, Twitter is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). The Amended Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Twitter’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Preliminary Proxy Statement. Defined terms used in this letter but not otherwise defined have the meaning given to them in the Amended Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed May 16, 2022

Parties Involved in the Merger, page 1

1.

Naming the parties involved in the merger is not the equivalent of naming the participants in the solicitation. Please advise us, with a view towards revised disclosure, how the registrant and persons acting on its behalf have complied with Item 4 of Schedule 14A titled “Persons Making the Solicitation.” In addition, please expressly identify Elon Musk as a participant given the soliciting material he already has filed in reliance on Rule 14a-12 and CDI 164.02 in the context of this solicitation. See Item 4(a)(2) of Schedule 14A and corresponding Rule 14a-3(a) of Regulation 14A.

AUSTIN        BEIJING        BOSTON         BOULDER        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SALT LAKE CITY        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

June 17, 2022

Twitter has included additional disclosure in the Amended Preliminary Proxy Statement that it, on behalf of the Twitter Board, is soliciting proxies from Twitter’s stockholders for use at the special meeting and that the members of the Twitter Board are “participants” in that solicitation. As requested by the Staff, Twitter has also clarified that, based on filings made by Mr. Musk, he may be deemed to be a participant in Twitter’s solicitation.

Interests of Twitter’s Directors and Executive Officers in the Merger, page 9

2.

Given that Elon Musk is participating in this solicitation, please describe any substantial interest that he has, directly or indirectly, by security holdings or otherwise, not shared on a pro rata basis with all other holders of the same class of common stock that will be voting on the merger proposal. This disclosure could include, for example, any compensation or other benefits Mr. Musk expects to receive if he serves on the board of directors or as an executive officer of Twitter once the business combination is effectuated. See Item 5(a) of Schedule 14A and the Instruction thereto.

Twitter has included additional disclosure in the Amended Preliminary Proxy Statement regarding Mr. Musk’s beneficial ownership of Twitter common stock, Mr. Musk’s agreement to vote in favor of the adoption of the merger agreement, and the possibility that Mr. Musk might pursue agreements or arrangements with Twitter following the consummation of the merger, including agreements or arrangements related to his compensation or other benefits to be provided by Twitter if he serves on the Twitter Board or as an executive officer of Twitter.

Transaction Summary

Appraisal Rights, page 10

3.	Please clarify whether shareholders who do not vote by proxy or at the special meeting (versus those who vote against the merger) can exercise appraisal rights.

Twitter has included additional disclosure in the Amended Preliminary Proxy Statement clarifying that shareholders who do not vote with respect to the adoption of the merger agreement can exercise appraisal rights.

Conditions to the Closing of the Merger, page 14

4.

Reference is made to the potential waiver of certain conditions, one of which ultimately relates to the absence of a Material Adverse Effect. Given the examples that have been provided on pages 113-114 which illustrate the types of changes that will not be taken into account in determining the existence of a Material Adverse Effect, please confirm for us, if true, that any and all changes in the market price and any subsequent revision to the number of reported false or spam monetizable daily user accounts will not be considered a Material Adverse Effect. Alternatively, please revise the disclosures to remove the implication that any deviation in stock price or discovery of more false or spam monetizable daily user accounts will not be considered relevant for purposes of determining the existence of a Material Adverse Effect.

Securities and Exchange Commission

June 17, 2022

With respect to any changes in the market price or trading volume of Twitter’s common stock, Twitter respectfully confirms to the Staff that any changes are categorical exceptions to the definition of Company Material Adverse Effect. This means that any such changes would be excluded from, and not taken into account in, the determination of whether a Company Material Adverse Effect has occurred. We note, however, that the facts or occurrences giving rise to or contributing to such changes that are not otherwise excluded from the definition of Company Material Adverse Effect in the merger agreement may be taken into account in determining whether there has been a Company Material Adverse Effect under the merger agreement.

With respect to the number of reported false or spam monetizable daily user accounts, any subsequent revision to such number, in itself, would be relevant to Twitter’s ability to satisfy the applicable closing conditions to the merger if such revision (1) impacted Twitter’s ability, at the closing of the merger, to “bring down” the accuracy of its representations related to specified filings with the Commission in a manner that would result in a Company Material Adverse Effect; or (2) independently constituted a “change, event, effect or circumstance which, individually or in the aggregate, has resulted in or would reasonably be expected to result in a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole.”1 In addition, in the case of (1) and (2), any such revision must also not otherwise be subject to the operation of one of the categorical exceptions to what constitutes a Company Material Adverse Effect.

Litigation Relating to the Merger, page 18

5.

Please revise to include a reference to the complaint filed in California’s Northern District Court and any other additional complaints that have been filed by shareholders or Twitter but not yet disclosed. Please also provide a brief summary of the complaint(s) under the heading “Litigation Relating to the Merger” starting on page 105.

Twitter has included additional disclosure in the Amended Preliminary Proxy Statement related to ongoing litigation concerning the merger.

Questions and Answers, page 19

6.

Please add a Question and Answer addressing recent developments and communications regarding the merger between Elon Musk and Twitter, including his concerns about the data regarding spam and false accounts on the Twitter platform (e.g., the June 6, 2022 correspondence from Mr. Musk’s counsel to the Chief Legal Officer of Twitter). Discuss any uncertainties and/or risks regarding the consummation of the merger created by Mr. Musk’s concerns.

Twitter has included an additional Question and Answer in the Amended Preliminary Proxy Statement addressing developments subsequent to the signing of the merger agreement.

What vote is required to approve the proposal to adopt the merger agreement?, page 22

7.

Please disclose the percentage of shares beneficially held by the officers and directors of Twitter and by Elon Musk and his affiliates. Disclose the percentage of votes of the unaffiliated shareholders that is required to approve the proposed business combination.

[1]	The definition of the term Company Material Adverse Effect is found in Article I of the merger agreement.

Securities and Exchange Commission

June 17, 2022

Twitter has included additional disclosure in the Amended Preliminary Proxy Statement related to the percentage of Twitter’s common stock beneficially held by the officers and directors of Twitter and by Mr. Musk.

Twitter respectfully advises the Staff that any discussion of the percentage of “unaffiliated shareholders” that is required to approve the merger agreement is potentially misleading because all shares of Twitter’s common stock outstanding on the record date (including those held by the officers and directors of Twitter and by Mr. Musk) are eligible to vote in favor of the approval of the merger agreement. As such, any shares voted in favor of the adoption of the merger agreement by the officers and directors of Twitter and by Mr. Musk count toward achieving the necessary shareholder approval of the merger agreement.

8.

We note that Morgan Stanley beneficially owns 8.8% of your outstanding shares, while a subsidiary of Morgan Stanley is to provide the financing in this transaction. Please tell us whether there are any agreements, arrangements or understandings with Morgan Stanley regarding the vote for the merger proposal. Disclose any potential conflicts of interest by Morgan Stanley arising from its role in financing the transaction, Mr. Musk’s outside financial advisor, and as a significant shareholder of Twitter.

Twitter has been advised by Mr. Musk and his affiliates of the following:

As publicly reported in Morgan Stanley’s Forms 13F, Morgan Stanley and its affiliates owned 51,305,030 Twitter shares as of March 31, 2022, and owned 75,075,074 Twitter shares as of December 31, 2021. Two separate Morgan Stanley entities are providing (1) financing for the merger proposal (which entity is Morgan Stanley Senior Funding, Inc.) and (2) financial advisory services to X Holdings (which entity is Morgan Stanley & Co. LLC), respectively. There are not, and have never been, any “agreements, arrangements or understandings” (as that concept is applied in connection with Section 203 of the Delaware General Corporation Law) between X Holdings (and its affiliates) and Morgan Stanley (and its affiliates) regarding the voting of Twitter stock held by Morgan Stanley and its affiliates on the proposed merger. In addition, X Holdings does not believe there are any conflicts of interest arising from Morgan Stanley’s role in financing the proposed merger, acting as Mr. Musk’s outside financial advisor in connection with the proposed merger, and its status as a shareholder of Twitter.

Vote Required; Abstentions and Broker Non-Votes, page 34

9.

Item 21(b) of Schedule 14A requires the person filing the proxy statement to disclose “the method by which votes will be counted [and] the treatment and effect of [ ] broker non-votes...” With respect to your disclosure regarding “broker non-votes,” please revise to clarify, if true, that you are referring to the NYSE’s definition of “broker non-votes,” as the Commission has a different definition. See Exchange Act Release No. 30849 (June 24, 1992); see also Exchange Act Release No. 62764 (September 15, 2011) (expressly identifying “broker non-votes” as instances where brokers are allowed to use their discretion to vote absent instructions).

Twitter respectfully confirms to the Staff that the discussion of broker non-votes in the Amended Preliminary Proxy Statement is intended to be a discussion of broker non-votes as they would arise pursuant to the application to brokers of the rules of the New York Stock Exchange. As noted in the Preliminary Proxy Statement, Twitter does not expect there to be any broker non-votes at the special meeting, as all proposals to be considered at the special meeting are non-routine.

Background of the Merger, page 41

10.

We note your disclosure on page 48 that, on April 19, 2022, representatives of Goldman Sachs and J.P. Morgan provided an update on the outreach from financial sponsors and institutional investors regarding their interest in participating in a potential acquisition of Twitter. State, if true, that none of these financial sponsors or institutional investors presented an acquisition proposal for Twitter’s consideration. Provide similar statements, if true, wherever you discuss the similar updates from Goldman Sachs and J.P. Morgan to the Transactions Committee or the board of directors.

Securities and Exchange Commission

June 17, 2022

Twitter has included additional disclosure in the Amended Preliminary Proxy Statement clarifying that no such financial sponsor or institutional investor presented an acquisition proposal for consideration by the Twitter Board.

11.

Expand your Background of the Merger section to discuss more specifically the board of directors’ negotiation efforts with respect to the amount of the merger consideration offered by Elon Musk, including the extent to which the board of directors sought to negotiate an increase from Mr. Musk’s offer of $54.20 in cash per share of Twitter’s common stock.

Twitter has included additional disclosure in the Amended Preliminary Proxy Statement regarding the Twitter Board’s consideration of whether to seek to negotiate an increase in the per share price.

12.

The letter to Bret Taylor, Twitter’s Chairman of the Board, from Elon Musk dated April 24, 2022, stated in relevant part that “[a]ny such rollover transaction would be structured as a separate negotiated transaction [ ] and would not affect the proposed $54.20 cash offer transaction.” Recognizing that the cited statement is attributed to Mr. Musk and not Twitter, please revise the proxy statement on page 89 under the subheading “Arrangements with the Parent, Acquisition Sub and Mr. Musk” to remove the implication that such rollover opportunities, should they arise in the context of a vote to approve the merger proposal, would always have no effect upon the “$54.20 cash offer transaction” even if separately negotiated.

Twitter has included additional disclosure in the Amended Preliminary Proxy Statement to clarify that any such rollover opportunities will not increase or decrease the per share price.

13.

Please disclose the board of directors’ consideration, if any, of the fact that the Schedule 13G filed by Mr. Musk on April 4, 2022 to disclose his acquisition of a 9.2% stake in Twitter common stock was not made within the required 10 days from the date of acquisition, as required by Rule 13d-1(c). Similarly, disclose the board of directors’ consideration, if any, of the fact that Mr. Musk filed a Schedule 13G in reliance on Rule 13d-1(c), which is unavailable for a person who acquires securities with the purpose or effect of changing or influencing control of the company. Disclose what consideration, if any, the board of directors gave to possible non-compliance by Mr. Musk with Section 13(d) and other provisions of the federal securities laws (and any resulting liability) when making its decision to recommend the merger agreement with Mr. Musk.

Twitter has included additional disclosure in the Amended Preliminary Proxy Statement regarding the Twitter Board’s consideration of certain questions raised with respect to Mr. Musk’s compliance with applicable rules and regulations of the Commission with respect to his Schedule 13G.

14.

The letter to the board of directors submitted by Morgan Stanley on behalf of Elon Musk dated April 24, 2022 indicates the possibility of a rollover transaction for certain shareholders, including Jack Dorsey. Expand your discussion to include whether the board considered the possibility of a rollover transaction in evaluating the merger. Also, tell us whether you are aware of any other shareholders who have expressed interest in the possibility of contributing shares of your common stock to the Parent in order to retain an equity investment in Twitter following completion of the merger in lieu of receiving merger consideration in the merger.

Securities and Exchange Commission

June 17, 2022

Twitter has included additional disclosure in the Amended Preliminary Proxy Statement to clarify its consideration of the possibility of a rollover transaction for certain shareholders. Further, the Amended Preliminary Proxy Statement notes that the Twitter Board is aware that other stockholders may have committed to retain an equity investment in Twitter following completion of the merger in lieu of receiving all or a portion of the consideration that such stockholders would otherwise be entitled to receive in the merger, but that Twitter is not a party to any of these commitments. Twitter respectfully notes to the Staff that the April 24, 2022, letter indicates the possibility of a rollover transaction for existing shareholders (including convertible securities and other related instruments) generally, and does not specify Mr. Dorsey by name. In that regard, Mr. Dorsey has advised Twitter that, at the time of the filing of the Amended Preliminary Proxy Statement, there is no agreement, arrangement or understanding with Mr. Musk regarding a rollover of Mr. Dorsey’s equity in Twitter.

The Merger

Opinion of Goldman Sachs & Co. LLC, page 60

15.

Please provide us with copies of the board books and other written materials used for the presentations by Goldman Sachs and J.P. Morgan to the board of directors regarding their fairness opinions. We may have further comments after reviewing these materials.

Twitter respectfully advises the Staff that it has been advised that copies of the final presentation materials prepared by Goldman Sachs and J.P. Morgan and shared with the Twitter Board at its April 25, 2022, meeting are being provided to the Staff under separate cover by Sullivan & Cromwell LLP, counsel to Goldman Sachs and J.P. Morgan, on a supplemental and confidential basis pursuant to Rule 12b-4 of the Securities and Exchange Act of 1934, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (together, the “Rules”). Such materials were provided by Goldman Sachs and J.P. Morgan in connection with Goldman Sachs and J.P. Morgan rendering their respective fairness opinions to the Company’s board of directors and are summarized in the Proxy Statement under the captions “The Merger—Opinion of Goldman Sachs & Co. LLP” and “The Merger—Opinion of J.P. Morgan Securities LLP.” Such materials are being provided to the Staff on a supplemental and confidential basis only and are not to be filed with, deemed part of or included in the Proxy Statement or any amendment thereto.

Twitter has been advised by counsel to Goldman Sachs and J.P. Morgan that, in accordance with such Rules, counsel to Goldman Sachs and J.P. Morgan has requested that these materials be promptly returned following completion of the Staff’s review thereof and that counsel has, by separate letter, requested confidential treatment of such materials pursuant to such Rules.

16.	Clarify, if true, that the “Forecasts” used by Goldman Sachs are the same as the “Unaudited Prospective Financial Information” disclosed on pages 78-81.

Twitter has clarified in the Amended Preliminary Proxy Statement that the “Forecasts” used by Goldman Sachs are the same as the forward-looking information summarized under the caption “Unaudited Prospective Financial Information.”

Securities and Exchange Commission

June 17, 2022

17.

Your disclosure indicates that Goldman Sachs might realize, after taking into account any estimated hedging gains and losses, a net gain ranging from approximately $4.6 million to approximately $56.1 million. Please explain in more detail the large range in net gain and the circumstances that would cause Goldman Sachs to realize $4.6 million versus $56.1 million.

Twitter has included additional disclosure in the Amended Preliminary Proxy Statement to clarify that the range in net gain depends primarily on the impact of changes in the assumed takeout price and the assumed volatility of Twitter common stock on the fair value of the warrants embedded in the call spread.

Unaudited Prospective Financial Information, page 78

18.	Please disclose the date that the unaudited prospective financial information was prepared by Twitter management.

Twitter has included additional disclosure in the Amended Preliminary Proxy Statement to clarify the date that the Unaudited Prospective Financial Information was prepared by Twitter management.

19.

Please tell us whether management prepared forecasts for operating expenses for 2022 through 2027. We note your disclosure that the company assumed operating expenses growing 19% year-over-year in fiscal year 2022 and 4% year-over-year in fiscal year 2023.

Twitter has included information with respect to the forward-looking cash operating expenses estimated by Twitter management as part of the Unaudited Prospective Financial Information.

Arrangements with Parent, Acquisition Sub and Mr. Musk, page 89

20.

We recognize that as of the date of the proxy statement submission, no director or executive office [sic] of Twitter had entered into an agreement with the Parent, Acquisition Sub and/or Elon Musk. Please advise us, with a view towards revised disclosure, whether any agreements have since been reached with respect to voting in support of the merger agreement, or otherwise, between the Parent, Acquisition Sub and/or Mr. Musk and any director or executive officer of Twitter.

Twitter respectfully notes that it will ensure that any statements regarding whether any director or executive officer of Twitter has entered into any agreement with Parent, Acquisition Sub or Mr. Musk is accurate as of the time that the definitive proxy statement is filed on EDGAR.

21.

The disclosure under the beneficial ownership tables at pages 133-134 indicates that Jack Dorsey holds 2.4%, and Morgan Stanley and Morgan Stanley Investment Management, Inc., beneficially own 8.8%, of the Twitter common stock. If aggregated with the approximately 9.6% beneficial ownership position held by Elon Musk, these parties collectively hold approximately 20.8% of the voting power of Twitter common stock eligible to vote on the impending business combination. We note the disclosure in the Background of the Merger section that describes Mr. Dorsey as a “friend” of Mr. Musk, that he is considering contributing shares of Twitter common stock to the Parent at or immediately prior to closing in exchange

Securities and Exchange Commission

June 17, 2022

for retaining equity in the post-merger entity, and that Morgan Stanley Senior Funding, Inc., is involved in the financing of the prospective business combination. Recognizing that Twitter is not responsible for the reporting obligations of these persons, please provide us with Mr. Dorsey’s analysis describing the basis upon which Mr. Dorsey concluded that he was not acting as a group within the meaning of Section 13(d)(3) with the Parent, Acquisition Sub, Mr. Musk, Morgan Stanley, and Morgan Stanley Investment Management, Inc. For example, advise us, with a view towards revised disclosure, whether any express or implied agreements, arrangements, or understandings exist for Mr. Dorsey to vote in favor of the proposed business combination in light of the personal view he expressed on April 5, 2022 that “Twitter would be able to focus on execution as a private company” and his statement on April 25, 2022 that for purposes of “[s]olving for the problem of [Twitter] being a company, Elon is the singular solution I trust.”

With respect to the Staff’s comment, Mr. Dorsey has advised Twitter of the following:

Based on his and his counsel’s review and analysis of the applicable regulations and in light of the facts of Mr. Dorsey’s communications with and regarding Mr. Musk, Mr. Dorsey and Mr. Musk have not formed a group under Section 13(d)(3) and Rule 13d-5 thereunder because they have not agreed, either expressly or implicitly, to act together for the purpose of acquiring, holding, voting or disposing of equity securities of Twitter. As disclosed in the Background of the Merger section, Messrs. Dorsey and Musk are friends, and Mr. Dorsey from to time has expressed opinions concerning Twitter and its business model. With respect to the particular communications identified in the Staff’s comment, neither of those statements reflects an agreement giving rise to a group under Section 13(d)(3). In both statements, Mr. Dorsey was expressing his personal beliefs about Twitter:

•

The April 5, 2022 statement to Mr. Musk was made after Mr. Musk had been invited to join the Twitter Board and appeared willing to do so, and before Mr. Musk informed Twitter that he would not be joining the Twitter Board. When the April 5 statement was made, Mr. Dorsey had the reasonable belief that Mr. Musk would join the Board and had no information to suggest that Mr. Musk would be making an offer to take Twitter private. The April 5 statement was expressed in the context of Mr. Dorsey’s opinion that Mr. Musk’s presence as a substantial stockholder and director of Twitter would, like a going private transaction, protect Twitter from some of the pressures from the public markets that Mr. Dorsey believed stood in the way of Twitter becoming the service he hoped it would be.

•

The April 25, 2022 public statement, which was made the day after the merger agreement was signed, was part of a broader set of comments in which Mr. Dorsey expressed his long-held view that Twitter “wants to be a public good at the protocol level, not a company,” and articulated Mr. Dorsey’s opinion that given the “problem” of Twitter being a company (as opposed to a protocol), leadership from Mr. Musk and existing CEO Parag Agrawal would put Twitter on the “right path.”

Securities and Exchange Commission

June 17, 2022

Neither the April 5 nor April 25 statement constituted, reflected or evidenced any agreement with Mr. Musk concerning the acquiring, holding, voting or disposing of equity securities in Twitter. Furthermore, Mr. Dorsey has advised Twitter that there is no agreement, arrangement or understanding with Mr. Musk with respect to a potential rollover of Mr. Dorsey’s equity in Twitter. Although Messrs. Dorsey and Musk had an exchange in which Mr. Dorsey indicated his interest in a rollover transaction, these communications were entirely preliminary and non-binding in nature, first occurred after the merger agreement was signed, and have not progressed into substantive discussions, let alone an agreement, arrangement or understanding with Mr. Musk. There are no assurances that an agreement will result, or of the amount, if any, of Mr. Dorsey’s equity in Twitter that will be rolled over in the merger.

Litigation Involving the Merger, page 105

22.

The cited complaint at paragraphs 3, 51, 64 and 86 alleges that Elon Musk had agreements, arrangements or understandings with at least two Twitter stockholders, Mr. Dorsey and Morgan Stanley, whose support for the proposed transaction he has secured. We further note Mr. Dorsey’s position as a member of Twitter’s board and the collective voting power held by the persons alleged to have reached an agreement, arrangement or understanding exceeds 20% of Twitter’s outstanding stock. We also note that Mr. Dorsey may contribute his Twitter common stock in exchange for retaining equity in the post-merger entity and that Mr. Musk has secured, and continues to seek, similar rollover arrangements with other significant Twitter shareholders. Rollover transactions may result in affiliates of the issuer becoming affiliates of the buyer and result in the application of Rule 13e-3. See the Commission statement directly preceding footnote number six to Release No. 34-16075 (August 2, 1979). Please provide us with an analysis of the basis for the apparent conclusion that Rule 13e-3 was inapplicable to the proposed merger. Your analysis on Rule 13e-3 should address the role that Mr. Dorsey, a Twitter director, played in the discussions leading to the merger agreement, as disclosed in the Background of the Merger section.

Twitter respectfully advises the Staff that (1) it is Twitter’s understanding that Mr. Musk does not have any agreement, arrangement or understanding with any entity affiliated with Morgan Stanley regarding how such entity will vote any shares of Twitter’s common stock over which such entity has voting control; and (2) Mr. Dorsey confirmed to the Twitter Board—both prior to and at the time that Twitter entered into the merger agreement—that he has no agreement, arrangement or understanding with Mr. Musk or any of his affiliates regarding any rollover of Mr. Dorsey’s equity in Twitter. Based on these facts, Twitter does not believe that any affiliates of Twitter have become affiliates of Mr. Musk. In addition, neither Mr. Dorsey nor any entity affiliated with Morgan Stanley has the ability to control Twitter. Accordingly, Rule 13e-3 is not applicable to the merger.

General

23.

Item 1(b) of Schedule 14A, codified at Rule 14a-101 of Regulation 14A, requires that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders be disclosed on the first page of the proxy statement. The term “proxy statement” is defined in Rule 14a-1(g), and this definition does not specify a requirement to include the Notice of Special Meeting or voluntarily included letter to shareholders. At present, the projected date of distribution is set forth at the end of the cover letter to stockholders. Please relocate the projected date of distribution for the proxy statement and form of proxy to the first page of the proxy statement as defined.

Securities and Exchange Commission

June 17, 2022

Twitter has revised the Amended Preliminary Proxy Statement in response to the Staff’s comment.

24.	Please revise to include the legend required by Rule 14a-6(e)(1) on the first page of the proxy statement as defined in Rule 14a-1(g).

Twitter has revised the Amended Preliminary Proxy Statement in response to the Staff’s comment.

*        *        *

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275 or dschnell@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Douglas K. Schnell Douglas K. Schnell

cc:	Twitter, Inc.

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